October 27, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
100 F Street, N.E.
Washington, DC 20549
Attn:	Ms. Barbara C. Jacobs
Assistant Director

Re:	Procera Networks, Inc.
Withdrawal of Registration Statement
Filed on May 1, 2006
File No. 333-133661

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Procera Networks, Inc., a Nevada corporation (“Procera”) requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form SB-2 (File No. 333-133661), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on May 1, 2006.

The Registration Statement covers the resale of 16,886,025 shares, including shares of common stock issuable upon exercise of the warrants held by certain selling stockholders. Procera requests the withdrawal so that Procera may undertake a private offering of its securities for cash in anticipation of reliance on Rule 155(c). Procera is aware of Rule 155 of the Securities Act Rules concerning the non-exclusive safe harbor from integration of private and registered offerings.

This letter of request for withdrawal will confirm that the Registration Statement was not declared effective by the Commission and no securities were sold in connection with the Registration Statement.

Procera requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Sincerely yours,

/s/ Douglas Glader

Douglas Glader

President and Chief Executive Officer